[EASTERN VIRGINIA BANKSHARES, INC. LETTERHEAD]

November 14, 2008

Ms. Jessica Livingston

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eastern Virginia Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2008 (as amended November 7, 2008)
File No. 000-23565

Dear Ms. Livingston:

Eastern Virginia Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 7, 2008 containing comments on the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 4, 2008 and amended on November 7, 2008. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Preliminary Proxy Statement on Schedule 14A

1.	Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

We have revised the “Reasons for the Amendment” section of the Proxy Statement to disclose how we intend to use any proceeds from the issuance of preferred stock to the Treasury Department if we participate in the Capital Purchase Program.

2.	Please discuss how your participation in the Capital Purchase Program may
• dilute the interests of your existing common shareholders; and
• require you to expand your board of directors to accommodate Treasury Department appointments to it.

We have added a discussion entitled “Dilution” under the “Effects of the Amendment on the Rights of Holders of Common Stock” section of the Proxy Statement disclosing how participation the program may dilute the interests of our existing shareholders. In addition, we have revised the “Voting Rights” discussion under the “Terms of the Capital Purchase Program” section of the Proxy Statement to disclose that, if we participate in the program, we may be required under certain circumstances to amend our Bylaws to expand our board of directors to accommodate any appointments made by the Treasury Department.

3.

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

We have revised the “Reasons for the Amendment” section of the Proxy Statement to disclose that the Treasury is not obligated to accept our application and that the estimated proceeds of the proposed sale of securities to the Treasury are not guaranteed.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

We have revised the “Reasons for the Amendment” section of the Proxy Statement to disclose that, if we do not participate in the Program, we do not expect that there will be any material effects on our liquidity, capital resources or results of operations.

5.	Disclose whether you will modify plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

We have revised the “Executive Compensation” discussion under the “Terms of the Capital Purchase Program” section of the Proxy Statement to provide that, if we participate in the program, we will review and amend our compensatory plans and contracts as necessary to comply with applicable limits on executive compensation.

6.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

We do not believe that including financial statements in the Proxy Statement would provide our shareholders with additional information that would be material to them in the exercise of their prudent judgment in evaluating the matters to be acted upon at the special meeting of shareholders. If we amend our Articles to authorize preferred stock and participate in the Capital Purchase Program, we would issue warrants to purchase a maximum of approximately 346,154 shares of our common stock. Based on 5,901,883 shares of our common stock currently issued and outstanding, the immediate exercise of all of the warrants would represent a common stock issuance of only 5.5% of our issued and outstanding common stock after the conversion. In addition, we may experience dilution to our tangible book value if the warrants are exercised at a time when the exercise price is less than the tangible book value of the shares of common stock received. We have disclosed these potential dilutive effects of the warrants in the “Dilution” discussion under the “Effects of the Amendment on the Rights of Holders of Common Stock” section of the Proxy Statement. Because we do not believe that providing any additional information, such as financial statements, would be helpful to our shareholders in assessing the potential issuance of warrants to purchase common stock, we do not believe that financial statements would be material to them in determining whether or not to vote “for” the amendment to our Articles of Incorporation.

7.         If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

As mentioned above, we do not believe that financial statements are material to the exercise of prudent judgment by our shareholders regarding the amendment of our Articles of Incorporation. However, we have added a discussion entitled “Pro Forma Financial Information” to our Proxy Statement to disclose the potential impact of the proceeds from the sale of preferred stock on our capital.

*******

As requested, Eastern Virginia Bankshares, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 443-8423.

Thank you for your assistance in this matter.

Yours truly,

                                                                                                /s/Ronald L. Blevins

Ronald L. Blevins

Chief Financial Officer

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